Exhibit 99.1

RRSAT TO DISTRIBUTE SETANTA SPORTS EURASIA CHANNEL TO CENTRAL
ASIA AND CIS

Airport City Business Park, Israel – March 12 2012 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has signed an agreement with Setanta Sports for the distribution of the Russian language version of the sports channel Setanta Sports/ СЕТАНТА СПОРТ.

СЕТАНТА СПОРТ is a high quality sports channel which has recently launched in Kazakhstan, Kyrgyzstan, Georgia and Moldova with multiple operators and expects to roll out further in to territories such as Azerbaijan, Tajikistan, Uzbekistan, Turkmenistan, Belarus and Armenia over the coming weeks. The channel will provide a wide range of best live sportingaction including English Premier League, FA Cup, Serie A, MLS and NHL.

The sports channel СЕТАНТА СПОРТ is received via fiber from RRsat’s London POP and uplinked to Eutelsat W7 satellite.

 “We are proud to add another well known sports channel as Setanta to our long list of customers” said Lior Rival, VP Marketing & Sales RRsat.

“Setanta Sports has a proud history of delivering top live sports content around the world.  We are delighted to be entering in to these new territories and are excited to be working with RRsat to deliver this fantastic content to our TV partners in these regions.  Whilst the mainstay of our content will be showcasing the best international live sports content such as live Premier League, FA Cup and NHL, we also intend to showcase regional sports content over time.  This is the first time such a sports channel has been dedictaed to these territories and the first stage of what will be a exciting journey for us” said Dwyer McCaughley, CEO, Setanta Sports Eurasia.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

About Setanta Sports

Setanta Sports is an international sports broadcaster based in Dublin, Ireland. Setanta Sports was formed in 1990 to facilitate the broadcasting of Irish sporting events. The channel successfully broadcasts sports channels in Europe, North America, Canada, Africa, Asia and Australia. In Eurasia, the channel is operated by Setanta Sports affliate Eurasian Broadcasting Enterprise.

Information in this press release concerning Setanta Sports is based on information provided by Setanta Sports and has not been independently verified by RRsat.

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: Christine Ben Amram – Marketing Communications Manager Tel: +972 3 9280808 Email: marketing@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com